UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Center Financial Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

15146E 10 2

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15146 E 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SANG HOON KIM
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number Of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 809,926
6. Shared Voting Power 274,524
7. Sole Dispositive Power 201,732
8. Shared Dispositive Power 274,524

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,084,450
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.46%
12.	Type of Reporting Person (See Instructions) IN

Item 1.	(a)	Name of Issuer :

Center Financial Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

3435 Wilshire Blvd., Suite 700, Los Angeles, CA 90010

Item 2.	(a)	Name of Person Filing:

Sang Hoon Kim

	(b)	Address of Principal Business Office or, if none, Residence:

4201 Wilshire Blvd., #620, Los Angeles, CA 90027

	(c)	Citizenship:

USA

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

15146 E 10 2

Item 3.	N/A

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 1,084,450

	(b)	Percent of class: 6.46%

	(c)	Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote:

809,926 (includes 57,546 shares held by Saymee K, Inc., of which Sang Hoon Kim’s adult son is President and a majority shareholder; 542,836 shares owned by Mr. Kim’s adult children; 7,812 shares held by other relatives of Mr. Kim; as to all of which shares Mr. Kim has sole voting and no investment power pursuant to agreements with the record owners of the shares.)

(ii) Shared power to vote or to direct the vote: 274,524 (held by spouse as separate property)

(iii) Sole power to dispose or to direct the disposition of: 201,732

(iv) Shared power to dispose or to direct the disposition of: 274,524 (held by spouse as separate property)

Item 5.	Ownership of Five Percent or Less of a Class – N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person – N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. – N/A

Item 8.	Identification and Classification of Members of the Group – N/A

Item 9.	Notice of Dissolution of Group – N/A

Item 10.	Certification – N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2009

SANG HOON KIM

By:	/s/ Sang Hoon Kim
Name/Title:	Sang Hoon Kim – Director